November 6, 2006




VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

         Re:   CHINAGROWTH NORTH ACQUISITION CORPORATION
               CHINAGROWTH SOUTH ACQUISITION CORPORATION
               AMENDMENTS NO. 3 TO
               REGISTRATION STATEMENTS ON FORM F-L
               FILED SEPTEMBER 15, 2006
               FILE NOS. 333-134458 AND 333-134459

Ladies and Gentlemen:

         On behalf of ChinaGrowth North Acquisition Corporation ("CHINAGROWTH NORTH") and ChinaGrowth South Acquisition Corporation ("CHINAGROWTH SOUTH", and collectively with ChinaGrowth North, the "COMPANY"), we are electronically transmitting hereunder conformed copies of Amendments No. 4 ("AMENDMENTS NO. 4") to the Registration Statements on Form F-1 filed by the Company (the "REGISTRATION STATEMENTS"). Marked copies of this filing are being sent via overnight mail to John Reynolds, Ronald Alper and Thomas Kluck.

         This letter is being filed in response to the Securities and Exchange Commission's ("SEC'S") comments dated October 25, 2006.

         In this letter, we have listed the SEC's comments in italics and have followed each comment with the Company's response.

GENERAL

1. We note your response to comment three from our letter of September 8, 2006 and we reissue in part our prior comment. We note the disclosure on page 54 regarding the full voluntary liquidation under the Companies Law of the Cayman islands. Please clearly indicate as to whether or not the company will follow these procedures. If so, please include disclosure in the summary and risk factor section regarding the procedures under the Companies Law, such as the shareholder approval, appointment of a liquidator, 21 days' notice to creditors, public advertisement etc. Please also explain what would result if the company's shareholders do not approve of the liquidation. If the company does not intend to follow the full voluntary liquidation, please provide a legal analysis that explains, under Cayman Island law, how the company would not have to follow such

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         procedures and how the company would proceed. In addition, please provide us with the applicable sections of the Companies Law of the Cayman Islands.

         RESPONSE: THE COMPANY HAS AMENDED ITS MEMORANDUM AND ARTICLES OF ASSOCIATION TO PROVIDE "LIMITED LIFE" LANGUAGE UNDER CAYMAN ISLANDS' LAW. WE BELIEVE THIS AMENDMENT MIRRORS THE APPROACH TAKEN BY SEVERAL DELAWARE BASED SPACS WHICH HAVE BEEN DECLARED EFFECTIVE BY THE SEC RECENTLY.

         UNDER SECTION 171 OF THE COMPANY'S AMENDED ARTICLES, IN THE EVENT THAT THE COMPANY DOES NOT CONSUMMATE A BUSINESS COMBINATION BY THE LATER OF
         (I) EIGHTEEN MONTHS AFTER THE CONSUMMATION OF THE INITIAL PUBLIC OFFERING OR (II) TWENTY FOUR MONTHS AFTER THE CONSUMMATION OF THE INITIAL PUBLIC OFFERING IN THE EVENT THAT EITHER A LETTER OF INTENT, AN AGREEMENT IN PRINCIPLE OR A DEFINITIVE AGREEMENT TO COMPLETE A BUSINESS COMBINATION WAS EXECUTED BUT WAS NOT CONSUMMATED WITHIN SUCH EIGHTEEN MONTH PERIOD, THE FAILURE TO CONSUMMATE A BUSINESS COMBINATION WILL TRIGGER AN AUTOMATIC DISSOLUTION OF THE COMPANY. UNDER SECTION 171 OF THE AMENDED ARTICLES, THE AUTOMATIC DISSOLUTION WILL BE IMMEDIATELY FOLLOWED BY THE LIQUIDATION OF THE TRUST ACCOUNT AND THE DISTRIBUTION OF THE PROCEEDS TO THE PUBLIC SHAREHOLDERS. AS A RESULT, SHAREHOLDER APPROVAL WOULD NOT BE REQUIRED FOR EITHER THE AUTOMATIC DISSOLUTION OR THE LIQUIDATION OF THE TRUST ACCOUNT. IN ADDITION, THE LIQUIDATORS HAVE BEEN APPOINTED IN THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION. WE HAVE REVISED THE AMENDED AND RESTATED ARTICLES, THE TRUST AGREEMENT AND THE DISCLOSURE THROUGHOUT THE REGISTRATION STATEMENTS ACCORDINGLY. WE HAVE PROVIDED COPIES OF APPLICABLE CAYMAN STATUTES.

2. You state on page 14, "[i]f our officers and directors do not take the necessary action to redeem all of the New Shares and liquidate the trust account and subsequently dissolve the Company, it will trigger an automatic commencement of dissolution and there will be no delay in the commencement of the process to return of capital to shareholders." Please explain in detail the automatic dissolution procedure under the Companies Law of the Cayman Islands. Also provide us with copies of the applicable sections. Also explain the delay in the return of capital to shareholders. In addition, please explain in detail what could prevent the officers and directors from taking the necessary action to redeem all of the New Shares and liquidate the trust. Please describe the necessary action.

         RESPONSE: AS DESCRIBED IN THE RESPONSE ABOVE, THE COMPANY HAS AMENDED ITS MEMORANDUM AND ARTICLES OF ASSOCIATION TO CHANGE ITS STRUCTURE TO PROVIDE "LIMITED LIFE" LANGUAGE UNDER CAYMAN ISLANDS' LAW. AS A RESULT, IF THE COMPANY DOES NOT ENTER INTO A BUSINESS COMBINATION IN THE APPLICABLE TIME FRAME, IT WILL COMMENCE AUTOMATIC DISSOLUTION AND SUBSEQUENTLY LIQUIDATE THE TRUST ACCOUNT WITHOUT THE NEED FOR SHAREHOLDER APPROVAL. AS A RESULT OF THIS NEW STRUCTURE, THE OFFICERS AND DIRECTORS NO LONGER HAVE THE ABILITY NOT TO TAKE THE NECESSARY ACTION DISSOLVE THE COMPANY AND LIQUIDATE THE TRUST ACCOUNT. THUS, THERE WILL BE NO DELAY IN THE COMMENCEMENT OF THE RETURN OF CAPITAL TO SHAREHOLDERS. WE PROVIDED COPIES OF APPLICABLE CAYMAN STATUTES.

3. We note your response to comment five from our previous letter and we reissue in part our prior comment. Please disclose all steps the company has taken to confirm that your

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         directors have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted. If company has not taken such steps, please disclose.

         RESPONSE: BASED ON REPRESENTATIONS MADE TO THE COMPANY BY ITS OFFICERS AND DIRECTORS, THE COMPANY CURRENTLY BELIEVES THAT ITS OFFICERS AND DIRECTORS ARE OF SUBSTANTIAL MEANS AND CAPABLE OF FUNDING A SHORTFALL IN THE COMPANY'S TRUST ACCOUNT TO SATISFY THE FORESEEABLE INDEMNIFICATION OBLIGATIONS OF ITS OFFICERS AND DIRECTORS, BUT THE COMPANY HAS NOT ASKED ITS OFFICERS AND DIRECTORS TO RESERVE FOR SUCH AN EVENTUALITY. AS SUCH, WE HAVE ADDED THE FOLLOWING SENTENCE TO THE RISK FACTOR AT PAGE 13: "BASED ON REPRESENTATIONS MADE TO US BY OUR OFFICERS AND DIRECTORS, WE CURRENTLY BELIEVE THAT THEY ARE OF SUBSTANTIAL MEANS AND CAPABLE OF FUNDING A SHORTFALL IN OUR TRUST ACCOUNT TO SATISFY THEIR FORESEEABLE INDEMNIFICATION OBLIGATIONS, BUT WE HAVE NOT ASKED THEM TO RESERVE FOR SUCH AN EVENTUALITY." FURTHER, THE COMPANY HAS CLARIFIED THE RISK FACTOR DISCLOSURE ON PAGE 13 OF THE REGISTRATION STATEMENTS TO STATE THAT THE INDEMNIFICATION OBLIGATIONS MAY BE SUBSTANTIALLY HIGHER THAN THE COMPANY'S OFFICERS AND DIRECTORS CURRENTLY FORESEE OR EXPECT AND/OR THE OFFICERS' AND DIRECTORS' FINANCIAL RESOURCES MAY DETERIORATE IN THE FUTURE. HENCE, THE COMPANY HAS DISCLOSED THAT IT CANNOT ASSURE INVESTORS THAT ITS OFFICERS AND DIRECTORS WILL BE ABLE TO SATISFY THEIR OBLIGATIONS OR THAT THE PROCEEDS IN THE TRUST ACCOUNT WILL NOT BE REDUCED BY SUCH CLAIMS.

4. We note your response to comment eight from our previous letter and we reissue in part our prior comment. We believe discussions on behalf of companies other than the registrant may be relevant because the entities listed on page 66 may also be in the business of acquiring interests in other companies in the PRC. If so, then discussions regarding those acquisitions would be relevant to investors. It may be important to investors to know which companies such affiliates are pursuing thus reducing the number of targets available to ChinaGrowth. In addition, we note your disclosure on page 66 "subject to any pre-existing fiduciary and contractual obligations the directors might have." Please discuss in detail the pre-existing fiduciary and contractual obligations that such directors might have with other companies. Please indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities.

         RESPONSE: IN RESPONSE TO THE SEC'S COMMENT, WE HAVE DISCLOSED IN THE SECOND RISK FACTOR ON PAGE 17 THAT SOME OF OUR OFFICERS AND DIRECTORS ARE HAVING DISCUSSIONS ON BEHALF OF OTHER ENTITIES TO ACQUIRE INTERESTS IN COMPANIES IN THE PRC, AND AS A RESULT, THE NUMBER OF TARGETS AVAILABLE TO THE COMPANY WILL BE REDUCED. NONE OF THE COMPANY'S OFFICERS AND DIRECTORS ARE UNDER ANY CONTRACTUAL OBLIGATIONS TO PRESENT POTENTIAL BUSINESS OPPORTUNITIES TO ANY OTHER ENTITY WHICH THEY ARE AFFILIATED, AND WE HAVE CLARIFIED THE DISCLOSURE ON PAGE 66 ACCORDINGLY. CERTAIN OF THE COMPANY'S OFFICERS AND DIRECTORS SERVE AS DIRECTORS OF COMPANIES UNAFFILIATED WITH THE COMPANY, AND MAY IN THE FUTURE BECOME DIRECTORS OF OTHER COMPANIES UNAFFILIATED WITH THE COMPANY. AS A DIRECTOR OF THE COMPANY AND OF ANY OTHER COMPANIES, SUCH PERSONS CURRENTLY HAVE AND MAY IN THE FUTURE HAVE FIDUCIARY OBLIGATIONS TO THE COMPANY AND TO ANY OTHER COMPANY ON WHOSE BOARD THEY MAY SERVE.

                  IF A BUSINESS OPPORTUNITY IS PRESENTED TO OR OTHERWISE COMES TO THE ATTENTION OF ONE OF OUR MEMBERS OF MANAGEMENT, AND SUCH PERSON ALSO SERVES ON THE BOARD OF DIRECTORS OF ANOTHER COMPANY, THE SPECIFIC FACTS AND CIRCUMSTANCES OF SUCH BUSINESS OPPORTUNITY WILL DETERMINE WHICH COMPANIES, OTHER THAN THE COMPANY, IF ANY, SUCH PERSON OWES A FIDUCIARY OPPORTUNITY TO PRESENT SUCH OPPORTUNITY FOR CONSIDERATION. THE COMPANY DOES NOT BELIEVE THAT WITHOUT THE SPECIFIC FACTS AND CIRCUMSTANCES OF ANY SUCH BUSINESS OPPORTUNITY, WHICH AT THIS POINT IN TIME IS CLEARLY SPECULATION, THAT THE COMPANY CAN ACCURATELY DESCRIBE HOW MANAGEMENT'S FIDUCIARY OBLIGATIONS WILL BE PRIORITIZED, AND WOULD THEREFORE NOT BE MEANINGFUL DISCLOSURE FOR INVESTORS.

5. Please clarify whether management is, or will be, compensated - directly or indirectly, including performance-based bonuses, by any of the investment banking or merchant banking firms with which the officers and directors are affiliated for services rendered to the company.

         RESPONSE: WE HAVE CLARIFIED THE DISCLOSURE ON PAGE 66 OF THE REGISTRATION STATEMENTS TO STATE THAT MANAGEMENT WILL NOT BE COMPENSATED DIRECTLY OR INDIRECTLY, INCLUDING PERFORMANCE-BASED BONUSES, BY ANY OF THE INVESTMENT BANKING OR MERCHANT BANKING FIRMS WITH WHICH THE OFFICERS AND DIRECTORS ARE AFFILIATED FOR SERVICES RENDERED TO THE COMPANY.

6. We note your disclosure on page two that, "our initial business combination must be with a business or businesses whose fair market value is at least equal to 80% of our net assets held in trust ... at the time of such acquisition." Please clarify whether the 80% of net assets test can be met in a transaction in which the registrant acquires less than a 100% interest in the target business or businesses. If so, explain how such a valuation would be calculated. In addition, please explain whether the company will acquire a controlling interest in the target business or businesses. We may have further comment.

         RESPONSE: THE 80% OF NET ASSETS TEST CAN BE MET IN A TRANSACTION IN WHICH THE COMPANY ACQUIRES LESS THAN A 100% INTEREST IN THE TARGET BUSINESS OR BUSINESSES. THE VALUATION WOULD BE CALCULATED BASED ON THE BOARD OF DIRECTORS' ASSESSMENT OF THE TARGET COMPANY AT THE TIME OF THE ACQUISITION WHEN THE PRICE IS BEING NEGOTIATED AT ARM'S LENGTH BETWEEN TWO UNAFFILIATED PARTIES. IT WOULD BE PREMATURE FOR THE BOARD TO EXPLAIN HOW SUCH A VALUATION WOULD BE CONDUCTED BECAUSE THE VALUATION WOULD DEPEND ON FACTORS CURRENTLY UNKNOWN TO THE BOARD. IN ADDITION, THE COMPANY DOES NOT YET KNOW WHETHER IT WILL ACQUIRE A CONTROLLING INTEREST IN A TARGET BUSINESS BECAUSE IT HAS NOT ENGAGED IN ANY DISCUSSIONS WITH TARGET BUSINESSES TO DATE. THE COMPANY IS NOT, HOWEVER, LIMITING ITSELF TO ACQUIRING A CONTROLLING INTEREST. IN THE EVENT THE COMPANY ACQUIRES A NON- CONTROLLING INTEREST, THE FAIR MARKET VALUE OF THE PORTION OF THE TARGET BUSINESS ACQUIRED MUST BE EQUAL TO 80% OF OUR NET ASSETS HELD IN TRUST (NET OF TAXES) AT THE TIME OF SUCH ACQUISITION.

SUMMARY, PAGE 1

7. We note your response to comment 10 from our previous letter. Please briefly discuss the risks of entering into these types of contractual arrangements.

         RESPONSE: WE NOTE THE SEC'S COMMENT AND RESPECTFULLY BELIEVE WE PREVIOUSLY PROVIDED THE NECESSARY DISCLOSURE. ON PAGE 25 OF THE REGISTRATION STATEMENTS, WE PREVIOUSLY DISCLOSED THE RISKS THAT SUCH CONTRACTUAL ARRANGEMENTS MAY NOT BE AS EFFECTIVE IN PROVIDING OPERATIONAL CONTROL AS DIRECT OWNERSHIP AND THAT SUCH CONTRACTUAL ARRANGEMENTS MAY BE DIFFICULT TO ENFORCE. HOWEVER, IN THE INTERESTS OF GIVING SEC ADDITIONAL COMFORT, WE HAVE ADDED THE FOLLOWING LANGUAGE AT THE END OF THE FIRST RISK FACTOR ON PAGE 26:

         "ALTHOUGH IT HAS NO CURRENT PLANS TO DO SO, WE MAY SEEK TO ENTER INTO A CONTRACTUAL ARRANGEMENT WITH A THIRD PARTY ENTITY IN SATISFACTION OF ITS OBLIGATION TO ACQUIRE A BUSINESS WITH 80% OF ITS NET ASSETS. A CONTRACTUAL ARRANGEMENT MAY RESULT IN US OWNING LESS THAN A MAJORITY OF THE CAPITAL STOCK OR VOTING STOCK OF THE THIRD PARTY. AS A RESULT, WE MAY HAVE LESS CONTROL OVER THE OPERATIONS OF THE ENTITY. OUR ABILITY TO CONTROL THE OPERATIONS OF THE ENTITY MAY BE HAMPERED BY OUR INABILITY TO ELECT A MAJORITY OF DIRECTORS OR TO APPOINT MANAGEMENT OR REPLACE DIRECTORS AND MANAGEMENT. THIS LACK OF CONTROL MAY RESULT IN OUR INABILITY TO CHANGE THE DIRECTION OF THE ENTITY IF WE WERE IN DISAGREEMENT WITH THE DIRECTION OF THE ENTITY."

LIQUIDATION REDEMPTION AND DISSOLUTION IF NO BUSINESS COMBINATION, PAGE 8

8. Please briefly disclose the risk that the funds held in trust could be subject to creditors' claims.

         RESPONSE: PURSUANT TO THE SEC'S COMMENT, WE HAVE DISCLOSED THE RISK ON PAGE 8 OF THE REGISTRATION STATEMENTS.

CONFLICTS OF INTEREST PAGE 66

9. We note your response to comment 17 of our letter of September 8, 2006. Please conform the language on page 66 of the registration statement to the language used on page two of the form of insider's letter.

         RESPONSE: PURSUANT TO THE SEC'S COMMENT, WE HAVE CONFORMED THE DISCLOSURE ON PAGE 66 OF THE REGISTRATION STATEMENTS TO THE LANGUAGE USED ON PAGE TWO OF THE FORM OF INSIDER'S LETTER.

EXHIBIT 4.4

10. The amended unit purchase option agreement does not explicitly state that absent an effective registration statement, the option can expire unexercised. Please explain to us bow you considered this in evaluating the classification of the instrument under the guidance in EITF 00-19.

         RESPONSE: PURSUANT TO THE SEC'S COMMENT, WE HAVE SUPPLEMENTED SECTION
         5.3 OF THE UNIT PURCHASE OPTION AGREEMENT TO STATE, "IN THE EVENT THAT THERE IS NO EFFECTIVE REGISTRATION STATEMENT RELATED TO THE ISSUANCE OR EXERCISE OF THE WARRANTS CONTAINED WITHIN THE UNITS, THAT PORTION OF THE UNITS MAY NOT BE UNEXERCISABLE BY THE HOLDER AND THEREFORE MAY EXPIRE AND BE WORTHLESS."

EXHIBIT 23.1

11. The consent provided as an exhibit to Amendment 3 to the Form F-1 of ChinaGrowth North Acquisition Corp. refers to the financial statements or ChinaGrowth South Acquisition Corp. Revise to provide a current consent of the independent accountant referring to the correct company.

         RESPONSE: PURSUANT TO THE SEC'S COMMENT, WE HAVE REVISED THE CONSENT ACCORDINGLY.

                                    * * * * *


         If you have any questions, please contact the undersigned at 212-335-4998.


                                                     Sincerely,



                                                     William Haddad


               cc:   Mr. Jin Shi,
                     ChinaGrowth North Acquisition Corporation

                     Mr. Michael Zhang,
                     ChinaGrowth South Acquisition Corporation